SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mazor Robotics Ltd.

(Name of Issuer)

American Depository Shares

Represented by American Depository Receipts

(Each Representing Two Ordinary Shares,

Par Value NIS 0.01 Per Share)

(Title of Class of Securities)

57886P103

(CUSIP Number)

Bradley E. Lerman, Esq.

Senior Vice President, General Counsel and

Corporate Secretary

Medtronic plc

20 Lower Hatch Street

Dublin 2, Ireland

Telephone: (763) 514-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57886P103	13D	Page 2 of 6 Pages

(1)	Names of reporting persons Medtronic plc
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,208,790 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,208,790 (1)
(11)	Aggregate amount beneficially owned by each reporting person 4,208,790 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.2% (2)
(14)	Type of reporting person (see instructions) OO, HC
(1)

Comprised of (i) 2,998,790 American Depositary Shares, which represent 5,997,580 ordinary shares in the aggregate, and (ii) freely exercisable warrants to purchase an additional 1,210,000 American Depositary Shares (or 2,420,000 ordinary shares), all of which are held by Covidien Group S.a.r.l. (“Covidien”), with which the Reporting Person shares beneficial ownership by virtue of its control of Covidien.

(2)

This percentage is based on 53,074,267 outstanding ordinary shares, in accordance with the capitalization information reflected in the Merger Agreement (as defined and described in Item 4 below), and an additional 2,420,000 ordinary shares which may be acquired pursuant to the warrants described in footnote 1 above.

CUSIP No. 57886P103	13D	Page 3 of 6 Pages

(1)	Names of reporting persons Covidien Group S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 4,208,790 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,208,790 (1)
(11)	Aggregate amount beneficially owned by each reporting person 4,208,790 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.2% (2)
(14)	Type of reporting person (see instructions) OO, HC

(1)

Comprised of (i) 2,998,790 American Depositary Shares, which represent 5,997,580 ordinary shares in the aggregate, and (ii) freely exercisable warrants to purchase an additional 1,210,000 American Depositary Shares (or 2,420,000 ordinary shares), all of which are held by the Reporting Person.

(2)

This percentage is based on 53,074,267 outstanding ordinary shares, in accordance with the capitalization information reflected in the Merger Agreement (as defined and described in Item 4 below), and an additional 2,420,000 ordinary shares which may be acquired pursuant to the warrants described in footnote 1 above.

CUSIP No. 57886P103	13D	Page 4 of 6 Pages

Item 1	Security and Issuer

The name of the issuer is Mazor Robotics Ltd., an Israeli company (the “Issuer”), which has its principal executive offices at 5 Shacham Street, North Industrial Park, 3088900 Israel. This Statement relates to the Issuer’s American Depository Shares (“ADSs”), represented by American Depository Receipts, each representing two ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”).

Item 2	Identity and Background.

Medtronic plc, 20 Lower Hatch Street, Dublin 2, Ireland, an Irish public limited company (“Medtronic”), and its wholly-owned subsidiary, Covidien Group S.a.r.l., 3b, Boulevard Prince Henri, 4th Floor L-1724 Luxembourg, a Luxembourg company (together with Medtronic, the “Reporting Persons”), are jointly filing this Statement. The Reporting Persons are principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies.

Information is provided below with respect to persons who are directors and executive officers of the Reporting Persons (the “Related Persons”). Except as provided below, the business address for each Related Person listed below is 2 Lower Hatch Street, Dublin 2, Ireland.

Name	Present Principal Occupation
Directors of Medtronic plc:
Richard H. Anderson	President and Chief Executive Officer, Amtrak, a passenger railroad service; 60 Massachusetts Avenue NE, Washington, DC 20002
Craig Arnold	Chairman and Chief Executive Officer, Eaton Corporation plc, a diversified industrial manufacturer; Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland
Scott C. Donnelly	Chairman, President and Chief Executive Officer, Textron, Inc., an aerospace and defense company; 40 Westminster Street, Providence, RI 02903
Randall J. Hogan, III	Chairman, nVent Electric plc, an electrical solutions company; 43 London Wall, London EC2M 5TF United Kingdom
Omar Ishrak	Chairman and Chief Executive Officer, Medtronic plc
Shirley A. Jackson, Ph.D.	President, Rensselaer Polytechnic Institute, a private research university and space-grant institution; 110 8th Street, Troy Building, Troy, NY 12180
Michael O. Leavitt	Founder and Chairman, Leavitt Partners, a health care intelligence business; 299 South Main Street, Suite 2300, Salt Lake City, UT 84111
James T. Lenehan	Financial Consultant and Retired Vice Chairman and President, Johnson & Johnson, a pharmaceutical, medical devices and consumer goods manufacturer; 1586 Hampton Road, Rydal, PA 19046
Elizabeth G. Nabel, M.D.	President, Brigham & Women’s Hospital, a hospital and medical center; 75 Francis Street, Boston, MA 02115
Denise M. O’Leary	Private Venture Capital Investor; 618 Mountain Home Road, Woodside, CA 94062
Kendall J. Powell	Former Chairman and Retired Chief Executive Officer, General Mills, a consumer foods manufacturer; One General Mills Boulevard, Minneapolis, MN 55426
Robert C. Pozen	Former Chairman, MFS Investment Management, an asset management company; 500 Boylston Street, Boston, MA 02116

Executive Officers of Medtronic plc (Who Are Not Also Directors):
Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group
Geoffrey S. Martha	Executive Vice President and Group President, Restorative Therapies Group
Hooman Hakami	Executive Vice President and Group President, Diabetes Group
Richard Kuntz	Senior Vice President and Chief Medical and Science Officer
Bradley E. Lerman	Senior Vice President, General Counsel and Corporate Secretary
John R. Liddicoat	Executive Vice President and President, Americas
Karen L. Parkhill	Executive Vice President and Chief Financial Officer
Carol A. Surface	Senior Vice President and Chief Human Resources Officer
Rob Ten Hoedt	Executive Vice President and President, EMEAC
Robert J. White	Executive Vice President and President, Minimally Invasive Therapies Group

Directors and Executive Officers of Covidien Group S.a.r.l. (Who Are Not Listed Above):
Erik De Gres	Manager
Salvador Sens	Manager
Paul Misere	Manager
Philip J. Albert	Manager

CUSIP No. 57886P103	13D	Page 5 of 6 Pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the individuals referred to above are United States citizens, with the exception of Rob Ten Hoedt, who is a Dutch citizen; Erik DeGres, who is a Belgian citizen; Salvador Sens, who is a Mexican citizen; and Paul Misere, who is a Dutch citizen.

Item 3	Source and Amount of Funds or Other Consideration.

Covidien purchased the ADSs and warrants reported in this Statement directly from the Issuer with cash on hand. The Purchasers (as defined in Item 4 below) intend to fund the aggregate Merger Consideration (as defined in Item 4 below) with cash on hand.

Item 4	Purpose of Transaction.

The ADSs and warrants reported in this Statement were acquired by Covidien in connection with a multi-tranche equity investment in the Issuer, pursuant to the terms of a purchase agreement dated May 18, 2016 (the “Purchase Agreement”). The first tranche of the equity investment pursuant to the Purchase Agreement, in which Covidien made an investment of $11.9 million at a price per ADS of $11.42, closed in May 2016. The second tranche of the equity investment pursuant to the Purchase Agreement, in which Covidien made an additional investment of $20 million at a price per ADS of $21.84, closed in August 2016.

On August 29, 2017, Covidien entered into an amendment to the Purchase Agreement (the “Amendment”) and consummated a third tranche equity investment in the Issuer. The third tranche equity investment pursuant to the Purchase Agreement, as amended, in which Covidien made an investment of $40 million at a price per ADS of $38.46, closed in September 2017. In connection with this third tranche equity investment, Covidien was issued immediately exercisable warrants to purchase an additional 1,210,000 ADSs, exercisable for a period of 18 months, in whole or in part, for cash.

The foregoing descriptions of the material terms of the Purchase Agreement and the Amendment are qualified in their entirety by reference to the full text of the Purchase Agreement and the Amendment included as Exhibits 2 and 3 hereto, each of which is incorporated by reference in this Item 4.

On September 20, 2018, Medtronic and certain of its affiliates determined to pursue a potential change of control transaction with the Issuer, and following such determination, subsidiaries of Medtronic, namely Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd., Covidien Israel Holding Ltd. (together, the “Purchasers”) and Belinom Ltd. (“Merger Sub”), entered into an Agreement and Plan of Merger with the Issuer (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned, indirect subsidiary of Medtronic (the “Merger”). At the effective time of the Merger, each outstanding Ordinary Share, including the Ordinary Shares represented by ADSs but excluding Ordinary Shares (i) owned by the Issuer (or held in its treasury) or any of its wholly-owned subsidiaries or (ii) owned by Covidien, will be automatically converted into the right to receive an amount in cash equal to $29.25 (the “Merger Consideration”), with no interest and subject to any applicable withholding taxes.

Upon completion of the Merger, Medtronic will beneficially own 100% of the outstanding equity of the Issuer, and will control the appointment of directors and officers of the Issuer. As a result, Medtronic will have the ability, through its subsidiaries, to amend or replace the constitutive documents of the Issuer and to control other actions of the Issuer. Upon completion of the Merger, (i) the ADSs currently listed on the Nasdaq Stock Market (“Nasdaq”) will cease to be listed on Nasdaq and will subsequently be deregistered under the Act and (ii) the Ordinary Shares currently listed on the Tel Aviv Stock Exchange (“TASE”) will cease to be listed on TASE and will subsequently be deregistered under the Israel Securities Law.

Item 5	Interest in Securities of the Issuer.

The information contained on the cover pages of this Statement is incorporated herein by reference.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement, dated August 22, 2016, by and between Medtronic and Covidien (incorporated by reference to Exhibit 1 to the Statement of Beneficial Ownership on Schedule 13G filed by the Reporting Persons on August 22, 2016).

Exhibit 2. Purchase Agreement, dated May 18, 2016, by and between Covidien and the Issuer (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the Issuer on May 1, 2017).

Exhibit 3. First Amendment to Purchase Agreement, dated August 29, 2017, by and between Covidien and the Issuer (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed by the Issuer on April 30, 2018).

CUSIP No. 57886P103	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 21, 2018	Medtronic plc

/s/ Karen L. Parkhill
Name: Karen L. Parkhill
Title: Executive Vice President & Chief Financial Officer

Dated: September 21, 2018	Covidien Group S.a.r.l.

/s/ Salvador Sens
Name: Salvador Sens
Title: Manager